Exhibit 99.1

CBL INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDER

TO BE HELD ON APRIL 23, 2025

To the Shareholders of CBL International Limited:

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Annual General Meeting”) of shareholders (the “Shareholders”) of CBL International Limited (the “Company”), an exempted Cayman Islands company, will be held at Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on April 23, 2025, at 10:00 a.m., Malaysia time (MYT), for the purposes of considering and voting upon, and if thought fit, passing and approving the following resolutions:

1.	To approve, by separate ordinary resolutions, the re-election of the following persons as directors of the Company (the “Directors”) to serve for a three-year term or until they cease to be Directors in accordance with the articles of association of the Company:

a.	Mr. Logeswaran Ramasamy

b.	Ms. Karen Yee Lynn Cheah

2.	To ratify, by ordinary resolution, the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to authorize the Board of Directors to fix the remuneration of MRI.

3.	To transact such other business as may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only Shareholders registered in the register of members at the close of business on March 14, 2025, New York time, can vote at the Annual General Meeting or at any adjournment that may take place.

We cordially invite all Shareholders to attend the Annual General Meeting in person.

However, Shareholders entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a Shareholder. If you are a Shareholder and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy shall be delivered in accordance with the instructions set forth in “Voting by Shareholders” in the proxy statement. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at www.banle-intl.com.

Level 23-2, Menara Permata Sapura,

Kuala Lumpur City Centre,

50088 Kuala Lumpur

Malaysia

Telephone: 60-3-2706-8280

By Order of the Board

/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

March 20, 2025

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CBL INTERNATIONAL LIMITED

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 23, 2025

Date, Time and Place of the Annual General Meeting

The enclosed proxy is solicited by the board (the “Board”) of directors (the “Directors”) of CBL International Limited (the “Company”), an exempted Cayman Islands company, in connection with the annual general meeting of shareholders of the Company (the “Annual General Meeting”) to be held at Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on April 23, 2025 at 10:00 a.m., Malaysia time (MYT), and any adjournments thereof, for the purposes set forth in the accompanying notice of Annual General Meeting.

Record Date, Share Ownership and Quorum

Only record holders (the “Shareholders”) of the ordinary shares of the Company (the “Ordinary Shares”) as of the close of business on March 14, 2025, New York time, are entitled to vote at the Annual General Meeting. As of March 14, 2025, 27,500,000 of our Ordinary Shares, par value US$0.0001 per share were issued and outstanding. Two or more Shareholders which represent, in aggregate, not less than 50% of the paid up voting shares of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

Difference between Holding Shares as a “Shareholder of Record” and “Beneficial Owner” (or in “Street Name”)

Most Shareholders are considered “beneficial owners” of their shares, that is, they hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in “street name”.

Shareholder of record

If, on the record date, your Ordinary Shares were registered directly in your name with our transfer agent, VStock Transfer, LLC, then you are the “shareholder of record” with respect to those Ordinary Shares. As a shareholder of record, you may vote at the Annual General Meeting or vote by proxy.

Beneficial Owner

If, on the record date, your Ordinary Shares were held in an account at a brokerage firm, bank, dealer or other nominee, then you are the “beneficial owner” of shares held in “street name”. The brokerage firm, bank, dealer or other nominee holding your Ordinary Shares is considered the shareholder of record for purposes of voting at the Annual General Meeting; provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account.

Voting

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting.

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At the Annual General Meeting, every Shareholder present in person or by proxy may vote the fully paid Ordinary Shares held by such Shareholder. The chairman of the Annual General Meeting will exercise his rights under the articles of association of the Company (the “Articles of Association”) and request that each of the resolutions proposed be voted upon through a poll. The affirmative vote of a simple majority of the votes cast by the Shareholders will be required to pass each of the proposed resolutions submitted to a vote at the Annual General Meeting.

Voting by Shareholders

Shareholders whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy by one of the methods set forth on the proxy card, by post in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or email to investors@banle-intl.com. Alternatively, shareholders can opt to follow the instructions provided by their respective bank or broker for voting. The form of proxy must arrive no later than April 21, 2025 at 11.59 am Eastern Time.

When proxies are properly completed, dated, signed and returned by Shareholders, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the Shareholder. If no specific instructions are given by such Shareholders, the proxy holder will have discretion to vote on each proposal and as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.

Beneficial owners can only vote through their brokerage firm, bank, dealer or other nominee, or in person at the Annual General Meeting if they have been appointed proxy by their brokerage firm, bank, dealer or other nominee. Beneficial owners should follow the voting instruction to be provided by their brokerage firm, bank, dealer or other nominee for directing the relevant brokerage firm, bank, dealer or other nominee to vote the shares in the beneficial owners’ account.

Please refer to this proxy statement for information related to the proposed resolutions.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of CBL International Limited.

PROPOSALS

Background

We are asking Shareholders to pass the following resolutions (“Proposals”):

1.	To approve, by ordinary resolution, the re-election of the following persons as Directors to serve for a three-year term or until they cease to be Directors in accordance with the Articles of Association:

a.	Mr. Logeswaran Ramasamy

b.	Ms. Karen Yee Lynn Cheah

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as Directors.

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Directors and Executive Officer	Age	Position / Title
Mr. Logeswaran Ramasamy	52	Vice President, Director
Ms. Karen Yee Lynn Cheah	56	Independent Director

Mr. Ramasamy Logeswaran, aged 52, has been a director since 2023, and is primarily responsible for the overall operations and management of Banle Marketing, and market development in the South East Asia region. Mr. Logeswaran joined our Group in October 2020. Mr. Logeswaran graduated from the Northern University of Malaysia (University Utara Malaysia) with a bachelor’s degree in business administration in July 1997. From September 1997 to March 1998, he worked as a management trainee of Aurora Tankers Sdn. Bhd. From April 1998 to April 2002, he served at KL Maritime (M) Sdn. Bhd., with his last position held as head of shipbroking operation. From March 2003 to May 2004, he was a shipbroker at EverGreen Milestone Sdn. Bhd. From June 2004 to February 2006, he was a shipbroker at Nautica Chartering Sdn. Bhd. From March 2006 to March 2015, he was the chief operating officer at KIC Oil & Gas Sdn. Bhd. Since June 2015, he served as a director of KL Bunkering (M) Sdn. Bhd.

Ms. Karen Yee Lynn Cheah, aged 56, has been an independent director and the chairlady of the nominating and corporate governance committee, and a member of the audit committee and compensation committee since 2023. Ms. Cheah is a solicitor in Malaysia and has over 20 years of practice experience in the legal field. She was admitted to the Malaysian Bar in 1995 and commenced full practice since then. Ms. Cheah’s current primary focus is in information technology and data privacy, mergers & acquisition, regulatory compliance, foreign direct investments, corporate and commercial contracts, real estate transactions, banking and finance, private wealth management, as well as non-contentious tax areas. Ms. Cheah was the Honorary Secretary and Treasurer of the Malayisan Bar from 2015 to 2017. Ms. Cheah is currently the president of the Malaysian Bar and the chairman of the Malaysian Bar Council. Ms. Cheah obtained a bachelor’s degree in laws from the University of London in 1993 and the Malaysian Certificate in Legal Practice in 1994.

2.	To ratify, by ordinary resolution, the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to authorize the Board of Directors to fix the remuneration of MRI.

The audit committee of the Board (the “Audit Committee”), which is composed entirely of independent Directors, has selected MRI, independent registered public accounting firm, to audit our financial statements for the fiscal year ended December 31, 2024. Ratification of the appointment of MRI by Shareholders is not required by law. However, as a matter of good corporate practice, such appointment is being submitted to the Shareholders for ratification at the Annual General Meeting. If the Shareholders do not ratify the appointment, the Board and the Audit Committee will reconsider whether or not to retain MRI, but may, in their discretion, retain MRI. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from MRI will not be in attendance at the Annual General Meeting.

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There is no change or disagreements with the independent registered public accounting firms on accounting and financial disclosure.

The fee for MRI’s audit of the consolidated financial statements of the Group for the year ended December 31, 2024 was US$221,000.

3.	To transact such other business as may properly come before the meeting.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Proposals 1 and 2 .

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend.

By Order of the Board

/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

Date: March 20, 2025

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